Exhibit 99.19

EXECUTION VERSION

CONCORDIA HEALTHCARE CORP.

$735,000,000 7.000% Senior Notes due 2023

Purchase Agreement

April 13, 2015

RBC Capital Markets, LLC

as Representative of the

several Initial Purchasers listed

in Schedule 1 hereto

c/o RBC Capital Markets, LLC

3 World Financial Center

200 Vesey Street, 8th Floor

New York, New York 10281

Ladies and Gentlemen:

Concordia Healthcare Corp., a corporation organized under the laws of the province of Ontario (the “Company”), proposes to issue and sell to the several initial purchasers listed in Schedule 1 hereto (the “Initial Purchasers”), for whom RBC Capital Markets, LLC is acting as the representative (the “Representative”), $735,000,000 principal amount of its 7.000% Senior Notes due 2023 (the “Notes”). The Notes will be issued pursuant to an Indenture to be dated as of April 21, 2015 (the “Indenture”) among the Company, the guarantors listed in Schedule 2 hereto (the “Guarantors” and, together with the Company, the “Issuers”) and U.S. Bank National Association, as trustee (the “Trustee”), and will be guaranteed on a senior unsecured basis by each of the Guarantors (the “Guarantees” and, together with the Notes, the “Securities”).

The Securities are being issued and sold in connection with the acquisition (the “Acquisition”) by the Company of certain assets of Covis Pharma S.à.r.l., Zug Branch, a limited liability company organized under the Laws of Luxembourg (“Covis Pharma”), and Covis Injectables S.à.r.l., Zug Branch, a limited liability company organized under the Laws of Luxembourg (“Covis Injectables”, and together with Covis Pharma, the “Sellers”), pursuant to that certain Asset Purchase Agreement, dated as of March 9,2015 (the “Asset Purchase Agreement”), among the Sellers, Concordia Pharmaceuticals Inc., an international business company incorporated under the Laws of Barbados (the “Buyer”), the Company, as the indirect parent of the Buyer, and Covis Pharma Holdings S.à.r.l., as the parent of the Sellers (together with the Ancillary Agreements (as defined in the Asset Purchase Agreement), the “Acquisition Documents”).

In connection with the Acquisition, (i) the Company and each of the Guarantors signatories thereto will enter into a senior secured credit facility, dated on or about April 21,

2015 (the “Credit Facility”, and, together with all other documents related to such facility, the “Credit Documents”), with Royal Bank of Canada, as administrative agent, and the lenders party thereto, (ii) the Company has issued 3,764,720 subscription receipts (each, a “Subscription Receipt”) at a price of $85.00 per Subscription Receipt (the “Equity Offering”) pursuant to an underwriting agreement, dated as of March 23,2015, among the Company, RBC Dominion Securities Inc., GMP Securities L.P. and TD Securities Inc., as underwriters and (iii) all or substantially all existing indebtedness of the Company and its Subsidiaries (as defined below) (other than indebtedness secured by purchase money security interests or other similar security or pursuant to capital leases or trade payables and other indebtedness incurred in the ordinary course of business) will be repaid, all as described in the Time of Sale Information (as defined below).

The Securities will be sold to the Initial Purchasers without being registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon an exemption therefrom and to non-U.S. persons in the Canadian Offering Jurisdictions (as defined below) in accordance with NI 45-106 (as defined below) pursuant to exemptions from the prospectus requirements under Canadian Securities Laws (as defined below) (the “Offering”). The Issuers have prepared a preliminary offering memorandum dated April 6, 2015 (the “Preliminary Offering Memorandum”), and will prepare an offering memorandum dated the date hereof (the “Offering Memorandum”) setting forth information concerning the Company and the Securities. For the purposes hereof, any reference to the Preliminary Offering Memorandum includes the Canadian offering memorandum dated April 6, 2015 of the Company regarding the offer for sale of the Notes being made in Canada (the “Canadian Preliminary Offering Memorandum”), to the extent applicable, and any reference to the Offering Memorandum includes the Canadian offering memorandum dated the date hereof of the Company regarding the offer for sale of the Notes being made in Canada (the “Canadian Offering Memorandum”), to the extent applicable.

Copies of the Preliminary Offering Memorandum have been, and copies of the Offering Memorandum will be, delivered by the Company to the Initial Purchasers pursuant to the terms of this Agreement. The Company hereby confirms that it has authorized the use of the Preliminary Offering Memorandum, the other Time of Sale Information and the Offering Memorandum in connection with the offering and resale of the Securities by the Initial Purchasers in the manner contemplated by this Agreement. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Preliminary Offering Memorandum.

At or prior to the time when sales of the Securities were first made (the “Time of Sale”), the Preliminary Offering Memorandum, as supplemented and amended by the written communications listed on Annex A hereto (collectively, the “Time of Sale Information”), shall have been prepared.

The issuance and sale of the Notes (including the execution and delivery of the Guarantees), the Acquisition, the entry by the Company and the Guarantors into the Credit Facility and the other Credit Documents and the initial extensions of credit thereunder, if any, on the Closing Date, and the payment of transaction costs are referred to herein collectively, as the “Transactions”.

The Company hereby confirms its agreement with the several Initial Purchasers concerning the purchase and resale of the Securities, as follows:

Definitions. Unless otherwise defined herein, the following words and terms shall have the meanings ascribed below:

“Canadian Offering Jurisdictions” means the provinces of Alberta, British Columbia, Manitoba, Ontario and Quebec.

“Canadian Securities Laws” means, collectively, securities laws in each of the Canadian Offering Jurisdictions applicable in connection with the offer for sale of the Notes being made in the Canadian Offering Jurisdictions and the respective rules and regulations made thereunder, together with applicable multilateral or national instruments, and published orders and rulings issued or adopted by each of the Securities Regulators.

“CMS” means The Centers for Medicare and Medicaid Services, a division of the United States Department of Health and Human Services, or any successor agency thereto.

“Company Option Plan” means the stock option plan of the Company, as amended from time to time.

“DOJ” means the United States Department of Justice.

“FDA” means the U.S. Food and Drug Administration of the U.S., Department of Health & Human Services.

“Federal Health Care Program” has the meaning specified in Section 1128B(f) of the Social Security Act and includes the Medicare, Medicaid and TRICARE programs.

“Governmental Authority” means any federal, provincial, state, municipal, local or other governmental or public department, commission, board, bureau, agency, instrumentality or body, domestic or foreign (including, without limitation, any stock exchange, securities regulatory authority, central bank, fiscal or monetary authority or authority regulating banks), any subdivision or authority of any of the foregoing or any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the foregoing.

“Health Care Laws” means the following statutes, regulations, guidelines, ordinances, orders, standards, requirements, approvals, or consents, to the extent applicable to the business of the Company: Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395, including specifically and without limitation, the DMEPOS standards and conditions for Medicare payment, 42 C.F.R. § 424.57 and the Ethics in Patient Referrals Act, as amended, 42 U.S.C. § 1395nn; Title XIX of the Social Security Act, 42 U.S.C. §§ 1396 – 1396w-5v; the Federal Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the False Claims Act, 31 U.S.C. §§ 3729-3733 (as amended); the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; the Anti-Kickback Act, 41 U.S.C. §§ 8701-8707; the Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7a; the Criminal Penalties for Acts Involving Federal Health Care Programs, 42 U.S.C. § 1320a-7b; Mail and Wire Fraud, 18 U.S.C. §§ 1341-1343; False Statements Relating to Health Care Matters, 18 U.S.C. § 1035; Health Care

Fraud, 18 U.S.C. § 1347; the Exclusion Laws, 42 U.S.C. § 1320a-7; Title II, Subtitle F of the Health Insurance Portability and Accountability Act of 1996, 42 U.S.C. §§ 1320d-1329d-9, as amended by Subtitle D of the Health Information Technology for Economic and Clinical Health (HITECH) Act as incorporated in the American Recovery and Reinvestment Act of 2009,42 U.S.C. §§17921-17953; Supplemental Medical Insurance Benefit regulations, 42 C.F.R. Part 410; the Transparency Reports and Reporting of Physician Ownership or Investment Interests Law (the “Sunshine Act”). 42 U.S.C. § 1320a-7h; The Food, Drug, and Cosmetic Act, 21 U.S.C. §§ 301-399f (including the Orphan Drug Act), and any implementing regulations pursuant to any of the foregoing.

“LTIP” means the long-term incentive plan of the Company.

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators.

“OIG” means the United States Department of Health and Human Services Office of Inspector General.

“Permitted Encumbrances” means (i) any validly perfected security interest given by the Company in respect of any indebtedness; (ii) any other security given by the Company in connection with the operation of the business of the Company; (iii) liens against the Company or its assets for taxes, assessments or governmental charges or levies not due and delinquent; (iv) undetermined or inchoate liens and charges incidental to the current operations of the Company which have not been filed pursuant to law or which relate to obligations not due or delinquent; and (v) those otherwise disclosed in the Transaction Documents, including in connection with the Credit Facility.

“Person” means any individual, partnership, limited partnership, limited liability partnership, limited liability corporation, limited liability company, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative or other entity however designated or constituted.

“Products” means the pharmaceutical products currently sold by the Company or any of its Subsidiaries.

“Purchaser” means any Person who shall purchase Notes pursuant to the Offering.

“Regulatory Authority” means any Governmental Authority or other body authorized by applicable law, exercising regulatory authority for the purpose of protecting or promoting public health and safety, over the testing, development, marketing, manufacturing, or distribution of any drug or medical device intended for use in human beings, including without limitation, the FDA.

“Securities Regulators” means the applicable securities commissions or regulatory authorities in each of the Canadian Offering Jurisdictions.

1. Purchase and Resale of the Notes.

(a) The Issuers agree to issue and sell the Securities to the several Initial Purchasers as provided in this Agreement, and each Initial Purchaser, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Notes (including the Guarantees) set forth opposite such Initial Purchaser’s name in Schedule 1 hereto at [REDACTED] plus accrued interest, if any, from April 21, 2015 to the Closing Date. The Issuers will not be obligated to deliver any of the Notes (including the Guarantees) except upon payment for all the Notes (including the Guarantees) to be purchased as provided herein.

(b) The Issuers understand that the Initial Purchasers intend to offer the Securities for resale on the terms set forth in the Time of Sale Information and this Agreement. Each Initial Purchaser, severally and not jointly, represents, warrants and agrees that:

(i) it is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act (a “QIB”) and an accredited investor within the meaning of Rule 501(a) under the Securities Act;

(ii) it has not solicited offers for, or offered or sold, and will not solicit offers for, or offer or sell, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D under the Securities Act (“Regulation D”) or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act; and

(iii) it has not solicited offers for, or offered or sold, and will not solicit offers for, or offer or sell, the Securities as part of their initial offering except:

(A) within the United States to persons whom it reasonably believes to be QIBs or, if any such person is buying for one or more institutional accounts for which such person is acting as fiduciary or agent, only when such person has represented to the Initial Purchasers that such account is a QIB, to whom notice has been given that such sale or delivery is being made in reliance on Rule 144A under the Securities Act (“Rule 144A”), and in each case, in transactions under Rule 144A; or

(B) in accordance with the restrictions set forth in Annex C hereto.

(c) Each Initial Purchaser acknowledges and agrees that the Issuers and, for purposes of the opinions to be delivered to the Initial Purchasers pursuant to Sections 6(f) and 6(g), counsel for the Issuers and counsel for the Initial Purchasers, respectively, may rely upon the accuracy of the representations and warranties of the Initial Purchasers, and compliance by the Initial Purchasers with their agreements, contained in paragraph

(b) above (including Annex C hereto), and each Initial Purchaser hereby consents to such reliance.

(d) The Issuers acknowledge and agree that the Initial Purchasers may offer and sell Securities to or through any affiliate of an Initial Purchaser in the manner contemplated by the Time of Sale Information and the Offering Memorandum and that any such affiliate may offer and sell Securities purchased by it to or through any Initial Purchaser.

(e) The Issuers acknowledge and agree that the Initial Purchasers and the Representative are acting solely in the capacity of an arm’s length contractual counterparty to the Issuers with respect to the offering of Securities contemplated hereby (including in connection with determining the terms of the Offering) and not as financial advisors or fiduciaries to, or agents of, the Company, the Guarantors or any other person. Additionally, neither the Representative nor any other Initial Purchaser is advising the Company, the Guarantors or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction in connection with the offering of Securities. The Company and the Guarantors shall consult with their own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and neither the Representative nor any other Initial Purchaser shall have any responsibility or liability to the Issuers with respect thereto. Any review by the Representative or any Initial Purchaser of the Company, the Guarantors, and the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Representative or such Initial Purchaser, as the case may be, and shall not be on behalf of the Company, the Guarantors or any other person.

(f) The Initial Purchasers will use all commercially reasonable efforts to complete the distribution of the Notes as soon as possible and the Representative shall promptly notify the Company when, in their good faith opinion, the Initial Purchasers have ceased distribution of the Notes.

(g) The Company will file or cause to be filed all documents required to be filed by the Company in connection with the transactions contemplated by this Agreement so that the offer for sale of the Notes being made in the Canadian Offering Jurisdictions may be effected in a manner exempt from the prospectus requirements of Canadian Securities Laws, including filing within 10 days after the Closing Date a Form 45-106F1 and/or a Form 45-106F6, as applicable, pursuant to NI 45-106. Each Initial Purchaser shall deliver to the Company, as soon as practicable and, in any event, in sufficient time to allow the Company to comply with all Canadian Securities Laws and other regulatory requirements applicable in any Canadian Offering Jurisdiction (including in order to enable the Company to make the filings referenced in the prior sentence), all necessary information to allow the Company to file all required forms with the relevant Securities Regulators in Canada including the full name, residential address, telephone number, corporate account number, and the name and registered representative number of the Initial Purchaser responsible for the purchase of Notes by, and the aggregate principal amount of Notes purchased by, each Purchaser in a Canadian Offering Jurisdiction to whom such Initial Purchaser has sold Notes, as well as, in respect of any “distributions” in British Columbia (as described in Form 45-106F6) of the Notes, confirmation as to whether the relevant Purchasers have indicated to the Initial Purchaser that they are insiders of the Company or registrants and the name and telephone number of a contact person for each non individual Purchaser.

(h) None of the Company, the Initial Purchasers nor any of their respective affiliates shall provide to prospective Purchasers in any Canadian Offering Jurisdiction any document or other material that would constitute an offering memorandum within the meaning of Canadian Securities Laws other than the Canadian Preliminary Offering Memorandum or the Canadian Offering Memorandum, or other documents agreed upon in writing by the Company and the Initial Purchasers, and the offer for sale of the Notes being made in the Canadian Offering Jurisdictions will not be advertised in any newspaper, magazine, printed media or similar medium of general and regular paid circulation, broadcast over radio or television or by means of the internet and no seminar or meeting relating to the offer for sale of the Notes being made in the Canadian Offering Jurisdictions whose attendees have been invited by general solicitation or advertising will be conducted.

2. Payment and Delivery.

(a) Payment for and delivery of the Securities will be made at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004 at 10:00 A.M., New York City time, on April 21, 2015 or at such other time or place on the same or such other date, as the Representative and the Company may agree upon in writing. The time and date of such payment and delivery is referred to herein as the “Closing Date.”

(b) Payment for the Securities shall be made by wire transfer in immediately available funds to the account(s) specified by the Company to the Representative against delivery to the nominee of The Depository Trust Company, for the account of the Initial Purchasers, of one or more global notes representing the Notes (collectively, the “Global Note”), with any transfer taxes payable in connection with the sale of the Securities duly paid by the Company. The Global Note will be made available for inspection by the Representative not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date.

3. Representations and Warranties of the Company and the Guarantors. The Company and each Guarantor jointly and severally represent and warrant to each Initial Purchaser that:

(a) Preliminary Offering Memorandum, Time of Sale Information and Offering Memorandum. The Preliminary Offering Memorandum, as of its date, did not, the Time of Sale Information, at the Time of Sale, did not, and at the Closing Date, will not, and the Offering Memorandum, as of its date (as amended or supplemented in accordance with Section 4(b), as applicable) and as of the Closing Date, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Canadian Preliminary Offering Memorandum, as of its date, did not, and the Canadian Offering Memorandum, as of the Time of Sale and as of the Closing Date, will not, contain a “misrepresentation” (as defined under Canadian Securities Laws); provided that the Company and the Guarantors make no representation or warranty with respect to any statements or omissions made solely in reliance upon and in conformity with information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use in the Preliminary Offering Memorandum, the Canadian Preliminary Offering Memorandum, the Time of Sale Information, the Offering Memorandum or the Canadian Offering Memorandum.

(b) Additional Written Communications. The Issuers (including their agents and representatives, other than the Initial Purchasers in their capacity as such) have not prepared, made, used, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any written communication that constitutes an offer to sell or solicitation of an offer to buy the Securities (each such communication by the Issuers or their agents and representatives (other than a communication referred to in clauses (i), (ii), (iii) and (iv) below) an “Issuer Written Communication”) other than (i) the Preliminary Offering Memorandum, (ii) the Offering Memorandum, (iii) the documents listed on Annex A hereto, including a term sheet substantially in the form of Annex B hereto, which constitute part of the Time of Sale Information, and (iv) any electronic road show or other written communications, in each case used in accordance with Section 4(c). Each such Issuer Written Communication, when taken together with the Time of Sale Information, did not, and at the Closing Date will not, contain (i) any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) any information that conflicted, conflicts or will conflict with the information contained in this Agreement; provided that the Company makes no representation and warranty with respect to any statements or omissions made in each such Issuer Written Communication solely in reliance upon and in conformity with information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use in any Issuer Written Communication.

(c) Eligible for Resale. The Securities are eligible for resale pursuant to Rule 144A and there are no securities of the Issuers that are listed on a national securities exchange registered under Section 6 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or that are quoted in a United States automated interdealer quotation system of the same class within the meaning of Rule 144A as the Securities.

(d) Financial Statements.

(i) The financial statements of the Company and the related notes thereto included in each of the Preliminary Offering Memorandum, the Time of Sale Information and the Offering Memorandum present fairly, in all material respects, the consolidated financial position of the Company as of the dates indicated and its financial performance and cash flows for the periods specified, and there has been no change in accounting policies or practices of the Company since January 1, 2014, except as disclosed in the Company’s financial statements, Management’s Discussion and Analysis or the Preliminary Offering

Memorandum, the Time of Sale Information or the Offering Memorandum; such financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods covered; the other financial information of the Company included in each of the Preliminary Offering Memorandum, the Time of Sale Information and the Offering Memorandum has been derived from the accounting or other records of the Company and its Subsidiaries and presents fairly, in all material respects, the information shown thereby. Except as set out in the Company’s financial statements or as not otherwise required to be reported in accordance with IFRS, the Company does not have any outstanding indebtedness or any liabilities or obligations including any unfunded obligation under any employee plan, whether accrued, absolute, contingent or otherwise as of the date of such financial statements.

(ii) To the Company’s knowledge, the carve-out financial statements in respect of the Covis Portfolio (as defined below) and the related notes thereto included in each of the Preliminary Offering Memorandum, the Time of Sale Information and the Offering Memorandum present fairly the financial position of the portfolio of Sellers’ products to be acquired by the Buyer in the Acquisition (the “Covis Portfolio”) as of the dates indicated and for the periods specified, and such financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered.

(iii) To the Company’s knowledge, the carve-out financial statements in respect of the Donnatal Acquisition (as defined below) and the related notes thereto included in each of the Preliminary Offering Memorandum, the Time of Sale Information and the Offering Memorandum present fairly the financial position of the acquisition described in the Company’s business acquisition report dated June 9, 2014 (the “Donnatal Acquisition”) as of the dates indicated and for the periods specified, and such financial statements have been prepared in conformity with GAAP applied on a consistent basis throughout the periods covered.

(iv) To the Company’s knowledge, the carve-out financial statements in respect of the Zonegran Acquisition (as defined below) and the related notes thereto included in each of the Preliminary Offering Memorandum, the Time of Sale Information and the Offering Memorandum present fairly the financial position of the acquisition described in the Company’s business acquisition report dated December 12,2014 (the “Zonegran Acquisition”) as of the dates indicated and for the periods specified, and such financial statements have been prepared in conformity with GAAP applied on a consistent basis throughout the periods covered.

(v) The unaudited pro forma financial statements (including the notes thereto) or other pro forma financial information included in each of the

Preliminary Offering Memorandum, the Time of Sale Information and the Offering Memorandum have been properly computed and presented based on the assumptions described therein. The assumptions used in the preparation of the unaudited pro forma financial statements and the other pro forma and adjusted financial information included in the Offering Memorandum (including “Adjusted EBITDA”) are reasonable, and the adjustments used therein are appropriate to give effect to the transactions or circumstances referred to therein.

(e) No Material Adverse Change. Since the date of the most recent statement of financial position of the Company included in each of the Time of Sale Information and the Offering Memorandum, or except as otherwise disclosed therein, (i) other than the Transactions and the Equity Offering and other than in connection with the sale of Intellectual Property (as defined, below) from Pinnacle Biologies, Inc. to Concordia Laboratories Inc., there has not been any material change in the capital stock or long-term debt of the Company and any of its Subsidiaries taken as a whole, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of capital stock, other than in accordance with the Company’s current dividend policy, or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, rights, assets, financial position or results of operations of the Company and its Subsidiaries taken as a whole; (ii) other than in connection with the Transactions and the Equity Offering, neither the Company nor any of its Subsidiaries has entered into any transaction or agreement that is material to the Company and its Subsidiaries taken as a whole, or other than in the ordinary course of business, incurred any liability or obligation, direct or contingent, that is material to the Company and its Subsidiaries taken as a whole; (iii) neither the Company nor any of its Subsidiaries has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority and (iv) there has not been any material adverse change in the ability of the Company or its Subsidiaries to consummate any of the Transactions on a timely basis, except in each case as otherwise disclosed in the Time of Sale Information.

(f) Organization and Good Standing. Attached as Exhibit A is a true and complete list of each entity in which the Company has a direct or indirect majority equity or voting interest (each, a “Subsidiary” and, together, the “Subsidiaries”), their jurisdictions of organization or incorporation, name of its equityholder(s) and percentage held by each equityholder. The Company does not own or control, directly or indirectly, any corporation, association or other entity other than the Subsidiaries. The Company and each of the Guarantors have been duly organized or incorporated and are validly existing and in good standing under the laws of their respective jurisdictions of organization or incorporation, are duly qualified to do business and, to the extent applicable, are in good standing in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified, in good standing or have such power or authority would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, properties, rights, assets, financial position, results of operations of the Company and its Subsidiaries taken as a whole or on the performance by the Company and the Guarantors of their obligations under the Securities (a “Material Adverse Effect”).

(g) Capitalization. The Company has an authorized capitalization as set forth in each of the Time of Sale Information and the Offering Memorandum under the heading “Capitalization”. The Company legally and beneficially owns, directly or indirectly, all of the issued and outstanding shares in the capital of each of its Subsidiaries (other than Pinnacle Oncology LLC, which is 87.5% indirectly owned by the Company) and all shares of such Subsidiaries are held free and clear of all liens, claims, charges, encumbrances or demands of any and kind whatsoever other than Permitted Encumbrances. All of the issued and outstanding equity interests of each Guarantor have been duly and validly authorized and issued; are fully paid and nonassessable (except as such nonassessability may be affected by provisions of such jurisdiction’s statutory rules); have been issued in compliance with the applicable U.S. federal or state securities laws, Canadian federal or provincial securities laws or, in the case of an interest in an entity formed under the laws of another foreign jurisdiction, similar laws of such jurisdiction; were not issued in violation of any preemptive, right of first refusal, or similar right and, except as set forth in the Offering Memorandum; are owned, directly or indirectly through Subsidiaries, by the Company free and clear of all liens other than Permitted Encumbrances. Except as set forth in the Offering Memorandum (including pursuant to the Equity Offering) or the Company’s annual information form dated March 19,2015, there are no outstanding options, warrants or other rights to acquire or purchase, or instruments convertible into or exchangeable for, any equity interests of the Company or any of the Guarantors.

(h) Due Authorization. The Company and each of the Guarantors have all requisite corporate power, capacity and authority to execute and deliver this Agreement, the Notes, the Indenture (including each Guarantee set forth therein) and the Credit Documents (collectively, the “Transaction Documents”) and to perform their respective obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents and the consummation of the transactions contemplated thereby has been duly and validly taken.

(i) The Indenture. The Indenture has been duly authorized by the Company and each of the Guarantors and, when duly executed and delivered in accordance with its terms by each of the parties thereto, will constitute a valid and legally binding agreement of the Company and each of the Guarantors enforceable against the Company and each of the Guarantors in accordance with its terms by the other parties thereto, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability (collectively, the “Enforceability Exceptions”). The Indenture, when executed and delivered, will conform in all material respects to the description thereof in the Offering Memorandum.

(j) The Notes. The Notes have been duly and validly authorized for issuance and sale to the Initial Purchasers by the Company, and when issued, authenticated and delivered by the Company against payment therefor by the Initial Purchasers in accordance with the terms of this Agreement and the Indenture, the Notes will be in the form contemplated by the Indenture and will be legally binding and valid obligations of the Company, entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by the Enforceability Exceptions. The Notes, when issued, authenticated and delivered, will conform in all material respects to the description thereof in the Offering Memorandum.

(k) The Guarantees. The Guarantees have been duly and validly authorized by each of the Guarantors and, when the Notes are issued, authenticated by the Trustee and delivered by the Company against payment by the Initial Purchasers in accordance with the terms of this Agreement and the Indenture, will be in the form contemplated by the Indenture and will be legally binding and valid obligations of the Guarantors, entitled to the benefits of the Indenture, enforceable against each of them in accordance with their terms, except that enforceability thereof may be limited by the Enforceability Exceptions. The Guarantees, when issued, authenticated and delivered, will conform in all material respects to the description thereof in the Offering Memorandum.

(l) Purchase Agreement. This Agreement has been duly authorized, executed and delivered by the Company and each of the Guarantors.

(m) Descriptions of Certain Documents. Each Transaction Document and the Asset Purchase Agreement conforms in all material respects to the description thereof contained in each of the Time of Sale Information and the Offering Memorandum.

(n) No Violation or Default. None of the Company or any of the Guarantors is (i) in violation of its charter or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of the Guarantors is a party or by which the Company or any of the Guarantors is bound or to which any of the properties, rights or assets of the Company or any of the Guarantors is subject; or (iii) in violation of any law or statute or any judgment, order, proceeding, rule or regulation of any court or arbitrator or governmental or regulatory authority that is binding on the Company or any of the Guarantors, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(o) No Conflicts. None of the execution, delivery and performance by the Company and each of the Guarantors of each of the Transaction Documents to which each is a party, the issuance and sale of the Securities (including the Guarantees), compliance by the Company and each of the Guarantors with the terms thereof and the consummation of each of the transactions contemplated by the Transaction Documents will (i) result in a breach or violation of any of the terms or provisions of, or constitute a default under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of the Guarantors is a party or by which the Company or any of the Guarantors is bound or to which any of the properties, rights or assets of the Company or any of the Guarantors is subject, (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of the Company or any of the Guarantors, which are in effect as of the date hereof, in any material respect or (iii) result in the violation of any law, statute or regulation applicable to the Company or any of the Guarantors or any judgment, order or rule of any court or arbitrator or governmental or regulatory authority that is binding on the Company or any of the Guarantors, except, in the case of clauses (i) and (iii) above, for any such breach, violation or default that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(p) No Consents Required. Assuming the accuracy of the representations and warranties of the Initial Purchasers in Section 1(b) of this Agreement, no consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company and each of the Guarantors of each of the Transaction Documents to which each is a party, the issuance and sale of the Notes (including the Guarantees) and each of the transactions contemplated by the Transaction Documents, except for such consents, approvals, authorizations, orders and registrations or qualifications (i) as may be required under applicable state securities laws in connection with the purchase and resale of the Securities by the Initial Purchasers and the filing of certain notices and payment of filing fees, if any, required by Canadian Securities Laws, including filing a report or reports of exempt distribution under NI 45-106 with payment of applicable filing fees and the filing of the Canadian Offering Memorandum, if applicable, (ii) that have been obtained or (iii) the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(q) Legal Proceedings. Other than as disclosed in each of the Time of Sale Information and the Offering Memorandum or otherwise set forth herein, or except as would not reasonably be expected to have a Material Adverse Effect, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company or any of its Subsidiaries is or may be a party or, to the knowledge of the Company, to which any property of the Company or any of its Subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to the Company or any of its Subsidiaries, would reasonably be expected to have a Material Adverse Effect; and no such investigations, actions, suits or proceedings are threatened or, to the knowledge of the Company, contemplated by any governmental or regulatory authority or by others.

(r) Independent Accountant.

(i) To the knowledge of the Company, Collins Barrow Toronto LLP, who has certified (i) certain financial statements of the Company and its

Subsidiaries and (ii) certain financial statements relating to Zonegran and the Zonegran Acquisition, is independent with respect to the Company within the meaning of Section 152 of the Business Corporations Act (Ontario) and there has never been a reportable event (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations) between the Company and Collins Barrow Toronto LLP, and the Company’s audit committee’s composition complies and the Company’s audit committee’s responsibilities comply in all material respects with National Instrument 52-110 – Audit Committees.

(ii) To the knowledge of the Company, Keiter, Certified Public Accountants, who has certified certain financial statements relating to Donnatal and the Donnatal Acquisition, is an independent public accountant with respect to the Company within the meaning of Rule 101 of the Code of Professional Conduct of the American Institute of Certified Public Accountants and its interpretations and rulings thereunder.

(iii) To the knowledge of the Company, Crowe Horwath LLP, who has certified certain financial statements relating to the Covis Portfolio, is an independent public accountant with respect to the Company within the meaning of Rule 101 of the Code of Professional Conduct of the American Institute of Certified Public Accountants and its interpretations and rulings thereunder.

(s) Title to Real and Personal Property. Neither the Company nor any of the Guarantors owns real property (excluding, for certainty, leaseholds) and each of them has good and marketable title to all personal property free and clear of all liens, encumbrances and claims other than Permitted Encumbrances. With respect to each premises of the Company or any of the Guarantors, which is material to the business of the Company and the Guarantors taken as a whole and which the Company or a Guarantor occupies as tenant (the “Leased Premises”), the Company or any of the Guarantors occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or a Guarantor occupies the Leased Premises is in good standing and in full force and effect in all material respects.

(t) Title to Intellectual Property, (i) The Company and the Guarantors own or possess adequate rights or licenses to use, and have taken all commercially reasonable steps to protect and maintain (other than in the case of third party Intellectual Property) all material patents, patent applications, trademarks, service marks, trade names, trademark, trade name, and service mark registrations and applications thereof, copyrights, domain names, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) and all other U.S. and foreign intellectual property rights (collectively, “Intellectual Property”) which are material to their respective businesses; (ii) to the knowledge of the Company, the conduct of its business does not infringe, misappropriate, or otherwise violate in any material respect any Intellectual Property rights of others; (iii) the Company and the Guarantors have not received any written notice alleging or threatening any claim of infringement, misappropriation, or other violation of any Intellectual Property rights of others; and (iv) to the knowledge of the Company, the Intellectual Property owned by the

Company and the Guarantors that is material to their respective businesses is not being infringed, misappropriated or otherwise violated by any third party, except where such infringement, misappropriation or violation would not reasonably be expected to have a Material Adverse Effect.

(u) Investment Company Act. None of the Company or any of its Guarantors is, and after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in each of the Time of Sale Information and the Offering Memorandum none of them will be, an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Investment Company Act”).

(v) No Event of Default. None of the Company or any Guarantor is in default or breach of any material contract to which the Company or a Guarantor is a party or by which the Company or any Guarantor is bound, except to the extent such default or breach would not reasonably be expect to have a Material Adverse Effect, and except as set forth in the Preliminary Offering Memorandum, the Time of Sale Information and the Offering Memorandum, to the knowledge of the Company, there exists no condition, event or act which with the giving of notice or the lapse of time or both would constitute a default or breach under any such contract which would give a right of termination on the part of any other party to such contract; except in any case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(w) Taxes. Each of the Company and the Guarantors has paid all U.S. federal, state and local, Canadian federal, provincial and local, and other non-U.S. taxes and any related or similar assessment, fine, interest or penalty required to be paid by it, and filed all tax returns required to be filed by it; and there is no tax deficiency that has been, or, to the knowledge of the Company, would reasonably be expected to be, asserted against the Company or any of the Guarantors or any of their respective properties or assets, except such failure to pay or file or deficiencies that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. There are no audits or investigations in progress or, to the knowledge of the Company, pending or threatened, against the Company or the Guarantors, and there are no outstanding assessments or reassessments of the Company or the Guarantors, in respect of taxes that would be reasonably expected to have a Material Adverse Effect. The Company has made adequate charges, accruals and reserves in accordance with applicable accounting standards in its consolidated financial statements for the year ended December 31,2014 in respect of all U.S. federal, state and local, Canadian federal, provincial and local, and other non-U.S. taxes, including such taxes that are not yet required to be paid.

(x) Stamp Taxes. To the knowledge of the Company, as at the Closing Date, there are no stamp or other issuance or transfer taxes or duties or other similar taxes, fees or charges required to be paid by or on behalf of the Initial Purchasers in Canada or to a taxing authority thereof in connection with the execution and delivery of the Transaction Documents or the creation, issuance, sale or delivery to the Initial Purchasers of the Securities or the resale of the Securities by the Initial Purchasers.

(y) No Withholding Tax. On the date hereof, no payments to be made by the Company or the Guarantors to holders or beneficial owners of Notes who are non-residents of Canada for purposes of the Income Tax Act (Canada) on or under the Notes or the Guarantees in respect of interest, principal or premium will be subject to withholding or deduction in Canada or any political subdivision or taxing authority thereof or therein (except where (i) such holder or beneficial owner does not deal at arm’s length with the Company or a Guarantor for purposes of the Income Tax Act (Canada), (ii) such holder or beneficial owner is a “specified shareholder” of the Company or does not deal at arm’s length with a “specified shareholder” of the Company, in each case, within the meaning of and for purposes of the Income Tax Act (Canada), or (iii) interest is paid or payable in respect of a debt or other obligation to pay an amount to a person with whom the Company or a Guarantor is not dealing at arm’s length).

(z) Licenses and Permits.

(i) The Company and the Guarantors possess all licenses, sub-licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary or required to conduct their respective businesses as described in each of the Time of Sale Information and the Offering Memorandum, except where the failure to possess or make the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and to the knowledge of the Company, neither the Company nor any of the Guarantors has received written notice of any revocation or modification of any such license, sublicense, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course, including with respect to any license, certificate, permit or authorization issued by FDA, and to the knowledge of the Company, neither the FDA nor any Governmental Authority or Regulatory Authority is considering such action.

(ii) To the knowledge of the Company, and upon completion of the Acquisition and in accordance with the terms of the Asset Purchase Agreement, the other Acquisition Documents and ancillary agreements related thereto, the Company and the Guarantors, as applicable, will possess all licenses, sub-licenses, certificates, permits and other authorizations that are necessary or required in respect of the Covis Portfolio for the Company and the Guarantors to conduct the business of the Covis Portfolio in the manner described in each of the Preliminary Offering Memorandum, the Time of Sale Information or the Offering Memorandum in each jurisdiction where such business is expected to be carried on that are reasonably expected to be material to the conduct of the business of the Covis Portfolio.

(aa) Other Regulatory and Related Items.

(i) There is no false or misleading information or significant omission in any product application or other submission to the FDA or any comparable Regulatory Authority.

(ii) All Products developed, tested, investigated, manufactured, stored, distributed, marketed, or sold by or on behalf of the Company or the Guarantors that are subject to the jurisdiction of the FDA or any comparable Regulatory Authority have been and are being developed, tested, investigated, manufactured, stored, distributed, marketed, and sold in material compliance with FDA legal requirements or any other applicable legal requirement, including those regarding non-clinical testing, clinical research, establishment registration, device listing, pre-market notification, good manufacturing practices, labeling, advertising, record-keeping, adverse event reporting and reporting of corrections and removals; provided, however that such representation is limited to the actual knowledge of the Company with respect to the period prior to the time a Product was purchased or in-licensed by the Company or a Subsidiary, as applicable.

(iii) The clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Company or the Guarantors that are described or referred to in the Preliminary Offering Memorandum, the Time of Sale Information or the Offering Memorandum (collectively, the “Clinical Trials”) were and, if still pending, are being conducted, in all material respects, in accordance with all experimental protocols, procedures and controls, accepted professional scientific standards, and applicable laws, including applicable laws administered by Regulatory Authorities; provided, however that such representation is limited to the actual knowledge of the Company with respect to the period prior to the time a Product was purchased or in-licensed by the Company or a Subsidiary, as applicable. Neither the Company nor any of the Guarantors has received any written notices or written correspondence from any Governmental Authority or Regulatory Authority with respect to any Clinical Trial requesting information about or requiring the termination or suspension of such Clinical Trial.

(iv) Each of the Company and the Guarantors has filed with the applicable Regulatory Authority all material filings, declarations, listings, registrations, reports, updates and submissions that are required to be so filed. All such filings were in compliance in all material respects with applicable laws when filed and no deficiencies have been asserted by any Regulatory Authority with respect to any such filings, declarations, listings, registrations, reports, updates or submissions.

(v) Except as would not reasonably be expected to have a Material Adverse Effect or except as disclosed in the Preliminary Offering Memorandum, the Time of Sale Information or the Offering Memorandum, neither the Company nor the Guarantors have received any Form FDA-483, notice of adverse finding,

FDA warning letters, notice of violation or “untitled letters,” or notice of FDA action for import detentions or refusals or any other written correspondence from any Regulatory Authority alleging or asserting noncompliance with any applicable legal requirements or registrations. Except as would not reasonably be expected to have a Material Adverse Effect, neither the Company nor the Guarantors are subject to any obligation arising under an administrative or regulatory action, inspection, warning letter, notice of violation letter, or other written notice, response or commitment made to or with any Regulatory Authority, and, to the knowledge of the Company, no such proceedings have been threatened. The Company and the Guarantors have made all material notifications, submissions and reports required by FDA legal requirements.

(vi) Other than in respect of certain Intellectual Property licence agreements entered into in the ordinary course, certain intellectual property license agreements entered into in connection with the acquisition of the Products and certain distribution agreements relating to the Products, copies of which distribution agreements and such material Intellectual Property license agreements have been made available to the Initial Purchasers, the Company and the Guarantors are the sole legal and beneficial owners of, have good and marketable title to, and own all right, title and interest in the Products or otherwise acquired and own the exclusive rights to and in the Products, except to the extent that the failure to hold such title, right or interest would not reasonably be expected to have a Material Adverse Effect, and upon completion of the Acquisition in accordance with the terms of the Asset Purchase Agreement, the Company or its Subsidiaries, as applicable, will have the rights, title and interest to the Covis Portfolio as set forth in the Asset Purchase Agreement.

(vii) There has not been, nor, to the knowledge of the Company, is there currently under consideration by the Company, any of the Guarantors, or any Governmental Authority or Regulatory Authority, any material seizure, withdrawal, recall, field, notification, detention, field correction, safety alert, or suspension of manufacturing relating to any Product; a material change in safety-related labeling of any such Product; or a termination, seizure, or suspension of marketing of any such Product; provided, however that such representation is limited to the actual knowledge of the Company with respect to the period prior to the time a Product was purchased or in-licensed by the Company or any of the Guarantors, as applicable.

(viii) Other than with respect to the FDA warning letter in 2014 relating to the marketing of Kapvay®, the Company’s ongoing implementation of internal compliance processes with respect to the Specialty Healthcare Distribution Division lead generation process and other than disclosed in the Preliminary Offering Memorandum, the Time of Sale Information or the Offering Memorandum, the Company, the Guarantors and their respective officers, directors, and employees, and to the knowledge of the Company, their representatives, contractors, and agents, have been and are currently in compliance in all material respects with all applicable Health Care Laws in relation to the Products including, without limitation, the Company’s and all of the Guarantors’ actions regarding coupon programs, discount programs, co-pay assistance programs, lead generation programs, marketing efforts, and requirements pertaining to mail-order pharmacies such as change of ownership requirements, licensing requirements, inspection requirements, and generic substitution laws, and, to the knowledge of the Company, neither the Company or any of the Guarantors nor their officers, directors, or employees, have engaged in any act or omission that violates or would violate any Health Care Laws in any material respect including, without limitation, misbranding, adulteration, or off-label promotion.

(ix) Other than as disclosed in the Preliminary Offering Memorandum, the Time of Sale Information or the Offering Memorandum and other than the Settlement Agreement dated October 17, 2013 with the United States of America, acting through the DOJ and the OIG, pursuant to which the Company is obligated to make certain payments to the United States, the Company, the Guarantors and their respective officers, directors, and employees (a) are not and have not been a party to, or bound by, any order, individual integrity agreement, corporate integrity agreement or other formal agreement with any Governmental Authority concerning compliance with Health Care Laws; (b) have not made any filings pursuant to the OIG or CMS self-disclosure protocol; (c) have not been a defendant in any action, or received a threat of any action, brought under a federal or state whistleblower statute, including without limitation the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.); and (d) have not been served with or received any written search warrant, subpoena (other than those related to actions against third parties), civil investigative demand or contact letter from a Governmental Authority or Regulatory Authority.

(x) Neither the Company nor any of the Guarantors have presented or caused to be presented to any government or any other Person any claim for payment for an item or service in violation of, or that would be the basis for liability under, the False Claims Act, 31 U.S.C. § 3729 — 3733, any similar state false claims act, the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b, the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812, any other Health Care Laws, or the common law or administrative theories of recoupment, payment by mistake, unjust enrichment, disgorgement, conversion, breach of contract, or fraud. The Company and each of the Guarantors has submitted all claims for reimbursement to Federal Health Care Programs in accordance with all applicable Health Care Laws.

(xi) Other than as disclosed in the Preliminary Offering Memorandum, the Time of Sale Information or the Offering Memorandum, neither the Company nor any of the Guarantors has received notice of any action by any Governmental Authority or Regulatory Authority to terminate, suspend, limit, withdraw, or forfeit the participation of the Company or any of the Guarantors in any Federal Health Care Program.

(xii) Other than as disclosed in the Preliminary Offering Memorandum, the Time of Sale Information or the Offering Memorandum, the Company has no knowledge of any current inquiry or investigation relating to any Federal Health Care Program-related offense of which the Company or any of the Guarantors is a target or subject, or any other actual or threatened enforcement actions by any Governmental Authority or Regulatory Authority.

(xiii) To the knowledge of the Company, neither the Company nor any Guarantor has presented to any Federal Health Care Program or any other Person any claim for payment for an item or service provided or performed pursuant to: (A) the federal anti-kickback statute, 42 U.S.C. § 1320a-7b(b) or similar state anti-kickback statute; or (B) a prohibited referral under 42 U.S.C, § 1395nn or the regulations promulgated thereunder at 42 C.F.R. § 411.351 — 411.389.

(xiv) To the knowledge of the Company, neither the Company nor any Guarantor has (A) offered, authorized, promised, made or agreed to make gifts of money, other property, other value or similar benefits or contributions to, or entered into any fee-splitting arrangement with, any actual or potential patient, health care provider, actual or potential business partner, governmental employee, or other Person in a position to assist or hinder the Company or any Guarantor in connection with any actual or proposed transaction, or to any political party, political party official or candidate for federal, state or local public office in violation of any applicable law or (B) maintained any unrecorded fund or asset of the Company or any Guarantor for any improper purpose or made any false entries on its books and records for any reason.

(xv) Neither the Company nor any Guarantor has any material liability for any refund, overpayment, discount, or adjustment under any Federal Health Care Program, other than adjustments made lawfully in the normal course of business.

(xvi) To the knowledge of the Company, no Persons who have engaged in any activity that is in violation of, or have been convicted of, charged with, or investigated for, a felony or a criminal offense under any Health Care Law, or who are excluded, suspended, debarred, prohibited from providing services under, or otherwise ineligible to participate in any government program, or who have committed any act or have engaged in any activity that is permissive or mandatory grounds for exclusion, debarment, suspension, or other ineligibility to participate, or to the actual knowledge of the Company, who have been threatened with exclusion, debarment or being or otherwise ineligible to participate ,in any government program, are either employed by, under a consulting contract with, or agents of the Company or any Guarantor or provide items or services on behalf of the Company or any Guarantor.

(xvii) Except in respect of certain materials inadvertently delivered to a business partner of the Company, neither the Company nor any Guarantor has ever notified, either voluntarily or as required by a Health Care Law or other applicable law, any affected individual, any Governmental Authority, or the media about, or is otherwise aware of, any breach or unauthorized acquisition, access, use, or disclosure of protected health information or any other breach in violation of the Health Insurance Portability and Accountability Act of 1996 (HIPAA), 42 U.S.C. §§ 1320d-1329d-8; Health Information Technology for Economic and Clinical Health Act (HITECH); or implementing regulations; including a breach of any business associate agreement (within the meaning of HIPAA); nor, to the knowledge of the Company, is the Company aware of any investigation by any Governmental Authority for a violation of HIPAA, HITECH, or any other legal requirement applicable to the Company or any Guarantor’s use and dissemination of any personally-identifiable information concerning individuals, including receiving any written notices from the United States Department of Health and Human Services Office of Civil Rights relating to any such violations.

(xviii) The Company and the Guarantors have recorded all of the information required to be recorded under the Sunshine Act.

(xix) The Company and the Guarantors, in conducting the business of the Company, do not participate in, directly or, to the knowledge of the Company, through any broker, distributor or similar party, any arrangement pursuant to which customers of the business receive, directly or indirectly, a reduction in the purchase price or other benefits, monetary or otherwise, other than normal and legal customary trade practices and incidental business-related entertainment.

(xx) The Company and the Guarantors’ billing practices to all third party payors, including private insurance companies, have been true, current, and complete in all material respects and in compliance in all material respects with all applicable laws and the policies of those third party payors;

(xxi) To the extent the Company or any Guarantor provides to customers or others reimbursement coding or billing advice regarding products offered for sale by any Company or Guarantor and procedures related thereto, such advice is: (a) true, accurate and complete in all material respects, and (b) in compliance in all material respects applicable all Health Care Laws;

(xxii) Except as set forth in (ix) and (xvii) above, the Company and the Guarantors maintain and operate in material compliance with a compliance program in accordance with the criteria established by the OIG; the current U.S. Federal Sentencing Guidelines standards for effective compliance programs; the code of the Pharmaceutical Research and Manufacturers of America on Interactions with Health Care Professionals; and other similar laws.

(bb) No Labor Disputes. No labor disturbance by or dispute with employees of the Company or any of the Guarantors exists or, to the knowledge of the Company, is contemplated or threatened, and the Company is not aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of the Company’s or any of the Guarantors’ principal suppliers, contractors or customers, except as would not reasonably be expected to have a Material Adverse Effect; other than settlement agreements entered into with former employees or consultants of the Company and the Guarantors, which settlement amounts are not material, there has not been in the last two years and there is not currently any material labor disruption or dispute with the employees of the Company or any of the Guarantors, and no material labor disruption or dispute, to the knowledge of the Company, is imminent.

(cc) Compliance With Environmental Laws, (i) Except as referenced in each of the Time of Sale Information and the Offering Memorandum: the Company and the Guarantors (x) to the knowledge of the Company, are, and at all prior times were, in compliance, in all material respects, with any and all federal, state, local and foreign laws, rules, regulations, requirements, decisions and orders relating to the protection of human health or safety, the environment, natural resources, hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”), (y) have received and are in compliance, in all material respects, with all material permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (z) have not received written notice of any actual or potential liability under or relating to any Environmental Laws, including for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and the Company has no knowledge of any event or condition that would reasonably be expected to result in any such notice, and (ii) there are no costs or liabilities associated with Environmental Laws of or relating to the Company or the Guarantors, except in the case of each of (i) and (ii) above, for any such failure to comply, or failure to receive required permits, licenses, certificates, authorizations or approvals, or cost or liability, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (iii) except as referenced in each of the Time of Sale Information and the Offering Memorandum, there are no proceedings that are pending, or to the knowledge of the Company, contemplated, against the Company under any Environmental Laws in which a governmental entity is also a party. The Initial Purchasers acknowledge that this representation is limited to the actual knowledge of the Company with respect to the period prior to the time a Product or business was purchased or in-licensed, as applicable, by the Company or a Subsidiary, as applicable.

(dd) Compliance With Laws Governing Employment And Employee Plans.

(i) Neither the Company nor any Guarantor is a party to or bound by any collective agreement and is not currently conducting negotiations with any labor union or employee association.

(ii) The Company and each Guarantor is in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages and has not and is not engaged in any unfair labor practice.

(iii) The Company and certain of the Guarantors have agreements, plans or practices relating to the payment of management, consulting, service or other fees or bonuses, pensions, share of profits or retirement allowance, insurance, health or other employee benefits or for retirement, stock purchase, profit sharing, stock option (including the Company Option Plan), equity plans (including the LTIP), deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company or any of the Guarantors for the benefit of any current or former director, officer, employee or consultant of a Concordia Entity (each an “Employee Plan”). The Company has made available to the Initial Purchasers the opportunity to review true and complete copies of documents, contracts and arrangements relating to each such Employee Plan, other than standard medical and dental benefit plans. Each Employee Plan has been established, operated in the ordinary course and administered in all material respects in accordance with their terms and applicable laws.

(iv) Except as disclosed in the Preliminary Offering Memorandum, the Time of Sale Information or the Offering Memorandum, since January 1,2014, none of the directors, officers or employees of the Company, the Guarantors or any associate or affiliate of any of the foregoing has any interest, direct or indirect, in any transaction with the Company or any Guarantor that materially affects, is material to or will materially affect the Company and the Guarantors taken as a whole.

(v) Except for wages, salaries and other compensation-related payments in the ordinary course and except for such other amounts as would not be material, neither the Company nor any Guarantor is indebted to: (i) any director or officer of the Company or a Guarantor; (ii) any individual related to any of the foregoing by blood, marriage or adoption; or (iii) any corporation controlled, directly or indirectly, by any one or more of those individuals referred to in this Subsection (v). None of those Persons referred to in this Subsection (v) is indebted to the Company or a Guarantor in a material amount. Neither the Company nor a Guarantor is currently a party to any material contract, agreement or understanding with any officer, director, employee, or any other Person not dealing at arm’s length with the Company or the Guarantors other than employment and consulting agreements.

(ee) Insurance. Except as described in each of the Preliminary Offering Memorandum, Time of Sale Information and the Offering Memorandum, the Company and the Guarantors have adequate insurance covering their respective properties, operations, personnel and businesses, including business interruption insurance, liability and product liability insurance, which insurance is in amounts and insures against such material losses and risks as are adequate to protect the Company and the Guarantors and their respective businesses; and none of the Company or any of the Guarantors has (i) received written notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business.

(ff) No Unlawful Payments. None of the Company or any of the Guarantors nor, to the knowledge of the Company, any director, officer, agent, employee or other person acting on behalf of the Company or any of the Guarantors has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada) or the Foreign Corrupt Practices Act of 1977 or similar law of a jurisdiction in which the Company or its Subsidiaries conduct their business and to which they are lawfully subject; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(gg) Compliance with Money Laundering Laws. The operations of the Company and the Guarantors are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, or similar law of a jurisdiction in which the Company or its Subsidiaries conduct their business and to which they are lawfully subject (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of the Guarantors with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(hh) Compliance with OFAC. None of the Company or any of the Guarantors or, to the knowledge of the Company, none of the Company or any director, officer, agent, employee or affiliate of the Company or any of the Guarantors is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or similar law of a jurisdiction in which the Company or its Subsidiaries conduct their business and to which they are lawfully subject (collectively, “Sanctions”): and the Company will not directly or indirectly use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any such Sanctions.

(ii) Solvency. On and immediately after the Closing Date, the Company and the Guarantors (after giving effect to the Transactions and the other transactions related thereto as described in each of the Time of Sale Information and the Offering Memorandum) will be Solvent. As used in this paragraph, the term “Solvent” means, with respect to a particular date, that on such date (i) the present fair market value (or present fair saleable value) of the assets of the Company and the Guarantors is not less than the total amount required to pay the liabilities of the Company and the Guarantors on their total existing debts and liabilities (including contingent liabilities) as they become absolute and matured; and (ii) assuming consummation of the issuance of the Securities as contemplated by this Agreement, the Time of Sale Information and the Offering Memorandum, the Company and the Guarantors is not incurring debts or liabilities beyond its ability to pay as such debts and liabilities mature.

(jj) No Restrictions on Guarantors. No Guarantor of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to its shareholders, from making any other distribution on such Guarantor’s capital stock, from repaying to the Company any loans or advances to such Guarantor from the Company or from transferring any of such Guarantor’s properties or assets to the Company or any other Subsidiary of the Company, except for any such restrictions that will be permitted by the Indenture or except for restrictions imposed by applicable laws.

(kk) No Broker’s Fees. Neither the Company or the Guarantors is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against any of them or any Initial Purchaser for a brokerage commission, finder’s fee or like payment in connection with the Offering.

(11) Rule 144A Eligibility. The Securities are eligible for resale pursuant to Rule 144A and on the Closing Date, the Securities will not be of the same class as securities listed on a national securities exchange registered under Section 6 of the Exchange Act or quoted in an automated inter-dealer quotation system; and each of the Preliminary Offering Memorandum, the Time of Sale Information and the Offering Memorandum, as of its respective date, contains or will contain all the information in all material respects that, if requested by a prospective purchaser of the Securities, would be required to be provided to such prospective purchaser pursuant to Rule 144A(d)(4) under the Securities Act.

(mm) No Integration. None of the Company or any of the Guarantors (as defined in Rule 501(b) of Regulation D) has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act), that is or will be integrated with the sale of the Securities in a manner that would require registration of the Securities under the Securities Act.

(nn) No General Solicitation or Directed Selling Efforts. None of the Company, the Guarantors or any of its affiliates or any other Person acting on its or their behalf (other than the Initial Purchasers, as to which no representation is made) has (i) solicited offers for, or offered or sold, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act or (ii) engaged in any directed selling efforts within the meaning of Regulation S under the Securities Act (“Regulation S”). and all such Persons have complied with the offering restrictions requirement of Regulation S. Neither the Company nor any of its affiliates has entered into, or will enter into, any contractual arrangement with respect to the distribution of the Securities except for this Agreement.

(oo) Securities Law Exemptions. Assuming the accuracy of the representations and warranties of the Initial Purchasers contained in Section 1(b) (including Annex C hereto) and their compliance with their agreements set forth therein, it is not necessary, in connection with the issuance and sale of the Securities to the Initial Purchasers and the offer, resale and delivery of the Securities by the Initial Purchasers in the manner contemplated by this Agreement, the Time of Sale Information and the Offering Memorandum, to register the Securities under the Securities Act or to qualify the Indenture under the Trust Indenture Act.

(pp) No Stabilization. Neither the Company nor any of the Guarantors has taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

(qq) Margin Rules. Neither the issuance, sale and delivery of the Securities nor the application of the proceeds thereof by the Company as described in each of the Time of Sale Information and the Offering Memorandum will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

(rr) Forward-Looking Statements. All forward-looking statements of the Company described under the caption “Cautionary Note Regarding Forward-Looking Statements” in the Offering Memorandum and the assumptions underlying such information and statements, subject to any qualifications contained therein, including any forecasts and estimates, expressions of opinion, intention and expectation, as at the time they were or will be made, were or will be made based on assumptions that are reasonable.

(ss) Statistical and Market Data. The statistical, industry and market related data included in the Offering Memorandum are derived from sources which the Company reasonably believes to be accurate, reasonable and reliable, and such data agrees in all material respects with the sources from which it was derived.

(tt) Accounting Controls. The Company has established and maintains a system of disclosure controls and procedures and internal control over financial reporting, and has: (i) designed such disclosure controls and procedures, or caused them to be designed under management’s supervision, to provide reasonable assurance that material information relating to each of the Company and the Guarantors is made known to management by others, particularly during the period in which the financial statements are being prepared; and (ii) designed such internal control over financial reporting, or caused it to be designed under management’s supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(uu) Regulation S. The Company, the Guarantors and their respective affiliates and all persons acting on their behalf (other than the Initial Purchasers, as to whom the Company and the Guarantors make no such representation) have complied with and will comply with the offering restrictions requirements of Regulation S in connection with the offering of the Securities outside the United States and, in connection therewith, the Time of Sale Information and the Offering Memorandum will contain the disclosures required by Rule 902. The Company is a “foreign issuer”, as defined in Rule 902 under the Securities Act.

4. Further Agreements of the Company and the Guarantors. The Company and each of the Guarantors jointly and severally covenant and agree with each Initial Purchaser that:

(a) Delivery of Copies. The Company will provide, without charge, to the Initial Purchasers and counsel to the Initial Purchasers as many copies of the Preliminary Offering Memorandum, any other Time of Sale Information, any Issuer Written Communication and the Offering Memorandum (including all amendments and supplements thereto) as the Representative may reasonably request.

(b) Offering Memorandum, Amendments or Supplements. Before finalizing the Time of Sale Information and the Offering Memorandum or making or distributing any amendment or supplement to any of the Time of Sale Information or the Offering Memorandum, the Company will furnish to the Representative and counsel for the Initial Purchasers a copy of the proposed Time of Sale Information and Offering Memorandum or such amendment or supplement for review, and will not distribute any such proposed Time of Sale Information and Offering Memorandum, amendment or supplement to which the Representative reasonably objects.

(c) Additional Written Communications. Before making, preparing, using, authorizing, approving or referring to any Issuer Written Communication, the Company will furnish to the Representative and counsel for the Initial Purchasers a copy of such written communication for review and will not make, prepare, use, authorize, approve or refer to any such written communication to which the Representative reasonably objects.

(d) Notice to the Representative. The Company will advise the Representative promptly, and confirm such advice in writing, (i) of the issuance by any Governmental Authority or Regulatory Authority of any order preventing or suspending the use of any of the Time of Sale Information, any Issuer Written Communication or the Offering Memorandum or the initiation or threatening of any proceeding for that purpose; (ii) of the occurrence of any event at any time prior to the completion of the initial offering of the Securities as a result of which any of the Time of Sale Information, any Issuer Written Communication or the Offering Memorandum as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing when such Time of Sale Information, Issuer Written Communication or the Offering Memorandum is delivered to a purchaser, not misleading; and (iii) of the receipt by the Company or any of the Guarantors of any notice with respect to any suspension of the distribution of the Securities for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and the Company and the Guarantors will use its reasonable best efforts to prevent the issuance of any such order preventing or suspending the use of any of the Time of Sale Information, any Issuer Written Communication or the Offering Memorandum or suspending any such distribution of the Securities and, if any such order is issued, will obtain as soon as possible the withdrawal thereof.

(e) Time of Sale Information. If at any time prior to the Closing Date (i) any event shall occur or condition shall exist as a result of which any of the Time of Sale Information as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) it is necessary to amend or supplement any of the Time of Sale Information to comply with applicable law, the Company will immediately notify the Initial Purchasers thereof and forthwith prepare and, subject to paragraph (b) above, furnish to the Initial Purchasers such amendments or supplements to any of the Time of Sale Information as may be necessary so that the statements in any of the Time of Sale Information as so amended or supplemented will not, in light of the circumstances under which they were made, be misleading or so that any of the Time of Sale Information will comply with law.

(f) Ongoing Compliance of the Offering Memorandum. If at any time prior to the completion of the initial offering of the Securities (i) any event shall occur or condition shall exist as a result of which the Offering Memorandum as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Offering Memorandum is delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Offering Memorandum to comply with applicable law, the Company will promptly notify the Initial Purchasers thereof and forthwith prepare and, subject to paragraph (b) above, furnish to the Initial Purchasers such amendments or supplements to the Offering Memorandum as may be necessary so that the statements in the Offering Memorandum as so amended or supplemented will not, in the light of the circumstances existing when the Offering Memorandum is delivered to a purchaser, be misleading or so that the Offering Memorandum will comply with law.

(g) Blue Sky Compliance. The Company will qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Representative shall reasonably request and will continue such qualifications in effect so long as required for the offering and resale of the Securities; provided that neither the Company nor any of the Guarantors shall be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(h) Clear Market. During the period from the date hereof through and including the date that is 90 days after the date hereof, the Company and each of the Guarantors will not, without the prior written consent of the Representative, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, issue any instrument convertible into or exchangeable for, or otherwise transfer or dispose of (or enter into any transaction or devise that is designed to, or could be expected to, result in the disposition in the future of) any debt securities issued or guaranteed by the Company or any of the Guarantors, other than those contemplated by the Transactions.

(i) Use of Proceeds. The Company will apply the net proceeds from the sale of the Securities as described in each of the Time of Sale Information and the Offering Memorandum under the heading “Use of Proceeds.”

(j) Supplying Information. While the Securities remain outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, the Company and each of the Guarantors will, during any period in which the Company is not subject to and in compliance with Section 13 or 15(d) of the Exchange Act, furnish to holders of the Securities and prospective purchasers of the Securities designated by such holders, upon the request of such holders or such prospective purchasers, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(k) DTC. The Company will use its commercially reasonably efforts to assist the Initial Purchasers in arranging for the Securities to be eligible for clearance and settlement through The Depository Trust Company (“DTC”).

(1) No Resales by the Company. The Company will not, and will not permit any of its affiliates (as defined in Rule 144 under the Securities Act) to, resell any of the Securities that have been acquired by any of them, except for Securities purchased by the Company or any of its affiliates and resold in a transaction registered under the Securities Act.

(m) No Integration. Neither the Company nor any of its affiliates (as defined in Rule 501(b) of Regulation D) will, directly or through any agent, sell, offer for sale, solicit offers to buy or otherwise negotiate in respect of, any security (as defined in the Securities Act), that is or will be integrated with the sale of the Securities in a manner that would require registration of the Securities under the Securities Act.

(n) No General Solicitation or Directed Selling Efforts. None of the Company or any of its affiliates or any other person acting on its or their behalf (other than the Initial Purchasers, as to which no covenant is given) will (i) solicit offers for, or offer or sell, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act or (ii) engage in any directed selling efforts within the meaning of Regulation S, and all such persons will comply with the offering restrictions requirement of Regulation S.

(o) No Stabilization. None of the Company or any of its affiliates or any other person acting on its or their behalf (other than the Initial Purchasers, as to which no covenant is given) will take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

5. Certain Agreements of the Initial Purchasers.

(a) Each Initial Purchaser, severally and not jointly, hereby represents and agrees with the Issuer that:

(i) it has not and will not use, authorize use of, refer to, or participate in the planning for use of, any written communication that constitutes an offer to sell or the solicitation of an offer to buy the Securities other than (A) the Time of Sale Information, the Preliminary Offering Memorandum and the Offering Memorandum, (B) a written communication that contains no “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) that was not included (including through incorporation by reference) in the Time of Sale Information, the Preliminary Offering Memorandum or the Offering Memorandum, (C) any written communication listed on Annex A or prepared pursuant to Section 4(c) above (including any electronic road show presentation), (D) any written communication prepared by such Initial Purchaser and approved by the Company in advance in writing or (E) any written communication relating to or that contains the terms of the Securities and/or other information that was included (including through incorporation by reference) in the Time of Sale Information, the Preliminary Offering Memorandum or the Offering Memorandum;

(ii) it (or its Canadian affiliate(s) selling Notes in the Canadian Offering Jurisdictions) is duly registered in the Canadian Offering Jurisdictions, or is exempt from the dealer registration requirements under Canadian Securities Laws, in order to offer the Notes for sale in the Canadian Offering Jurisdictions as contemplated by this Agreement;

(iii) it will conduct activities in connection with arranging for the sale and distribution of the Notes upon the terms and conditions set forth in this Agreement, in the Time of Sale Information and the Offering Memorandum (including, for greater certainty, the Canadian Offering Memorandum); and

(iv) it will offer the Notes in Canada in compliance with Canadian Securities Laws only in the Canadian Offering Jurisdictions and only to such Purchasers and in such a manner that the sale of the Notes will be exempt from the prospectus requirements of Canadian Securities Laws. For greater certainty, each Purchaser in a Canadian Offering Jurisdiction shall purchase the Notes on the basis of the exemption available under Section 2.3 of NI 45-106 and each Initial Purchaser has not solicited offers for, or offered or sold and will not solicit offers, or offer or sell the Notes as part of their distribution of the Notes except in accordance with the requirements set out in the Canadian Offering Memorandum and Canadian Securities Laws.

(b) Each Initial Purchaser acknowledges that (i) the Securities have not been registered or qualified for distribution in any Canadian province, and are not eligible for resale in Canada for a period ending four (4) months plus one day from the Closing Date, and (ii) any certificate representing the Securities will bear, or if the Securities are entered into a direct registration or other electronic book-entry system then each Initial Purchaser acknowledges notice of such Securities being subject to, the legend set forth below:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [insert four months plus 1 day from the Closing Date].”

6. Conditions of Initial Purchasers’ Obligations. The obligation of each Initial Purchaser to purchase Securities on the Closing Date as provided herein is subject to the performance by the Company and each of the Guarantors of their respective covenants and other obligations hereunder and to the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company and the Guarantors contained herein shall be true and correct (subject to all materiality and other qualifications contained therein) on the date hereof and on and as of the Closing Date (other than such representations and warranties that are made as of a specified date, which shall be true and correct as of such date); and the statements of the Company, the Guarantors and their respective officers made in any certificates delivered pursuant to this Agreement shall be true and correct (subject to all materiality and other qualifications contained therein) on and as of the Closing Date (other than such statements that are made as of a specified date, which shall be true and correct as of such date).

(b) No Downgrade. Subsequent to the earlier of (A) the Time of Sale and (B) the execution and delivery of this Agreement, (i) no downgrading shall have occurred in the rating accorded the Securities by any “nationally recognized statistical rating organization,” as such term is defined by the Commission for purposes of Section 3(a)(62) of the Exchange Act; and (ii) no such organization shall have publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its rating of the Securities (other than an announcement with positive implications of a possible upgrading).

(c) No Material Adverse Change. No event or condition of a type described in Section 3(e) hereof shall have occurred or shall exist, which event or condition is not described in each of the Time of Sale Information (excluding any amendment or supplement thereto) and the Offering Memorandum (excluding any amendment or supplement thereto) the effect of which in the reasonable judgment of the Representative makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Offering Memorandum.

(d) Officer’s Certificates and Management Comfort Certificate.

(i) The Representative shall have received on and as of the Closing Date a certificate of the chief executive officer and the chief financial officer of the Company and of an executive officer of each Guarantor who has specific knowledge of the Company’s or such Guarantor’s financial matters and is satisfactory to the Representative, on behalf of the Company or such Guarantor, without personal liability, (i) confirming that such officer has carefully reviewed the Time of Sale Information and the Offering Memorandum and, to the knowledge of such officer, the representations set forth in Sections 3(a) and

3(b) hereof are true and correct, (ii) confirming that the other representations and warranties of the Company and the Guarantors in this Agreement are true and correct in all material respects and that the Company and the Guarantors have complied in all material respects with all agreements and satisfied all conditions on their part to be performed or satisfied hereunder at or prior to the Closing Date and (iii) to the effect set forth in paragraphs (b) and (c) above.

(ii) The Company shall have furnished to the Initial Purchasers a certificate, dated the date hereof and as of the Closing Date, of its chief financial officer with respect to certain financial data contained in the Time of Sale Information and the Offering Memorandum, providing “management comfort” with respect to such information, in form and substance satisfactory to the Representative.

(iii) The Representative shall have received on and as of the Closing Date a certificate dated the Closing Date of the secretary of the Company and a certificate of a senior officer of each of the Guarantors, on behalf of the Company or such Guarantor, without personal liability, each such certificate addressed to the Initial Purchasers and counsel to the Initial Purchasers, in each case, with respect to: (A) the constating documents and the by-laws (or equivalent) of the Company or the relevant Guarantor, as applicable; (B) all resolutions of the board of directors of the Company or the relevant Guarantor, as applicable, relating to the transactions contemplated hereby; and (C) the incumbency and specimen signatures of the signing officers relating to this Agreement and the Indenture, as applicable.

(e) Comfort Letters.

(i) On the date of this Agreement and on the Closing Date, Collins Barrow Toronto LLP with respect to (i) the Company and its Subsidiaries and (ii) Zonegran and the Zonegran Acquisition shall have furnished to the Initial Purchasers, at the request of the Company, letters, dated the respective dates of delivery thereof and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Initial Purchasers, containing statements and information of the type customarily included in auditors’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in each of the Time of Sale Information and the Offering Memorandum; provided that the letter delivered on the Closing Date shall use a “cut-off” date no more than three business days prior to the Closing Date.

(ii) On the date of this Agreement and on the Closing Date, Crowe Horwath LLP with respect to the Covis Portfolio shall have furnished to the Initial Purchasers, at the request of the Company, letters, dated the respective dates of delivery thereof and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Initial Purchasers, containing statements and information of the type customarily included in auditors’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in each of the Time of Sale Information and the Offering Memorandum; provided that the letter delivered on the Closing Date shall use a “cut-off” date no more than three business days prior to the Closing Date.

(iii) On the date of this Agreement and on the Closing Date, Keiter, Certified Public Accountants with respect to Donnatal and the Donnatal Acquisition shall have furnished to the Initial Purchasers, at the request of the Company, letters, dated the respective dates of delivery thereof and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Initial Purchasers, containing statements and information of the type customarily included in auditors’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in each of the Time of Sale Information and the Offering Memorandum; provided that the letter delivered on the Closing Date shall use a “cut-off” date no more than three business days prior to the Closing Date.

(f) Opinion and 10b-5 Statement of Counsel for the Company and the Guarantors.

(i) Sullivan & Cromwell LLP, United States counsel for the Company and the Guarantors, shall have furnished to the Initial Purchasers, at the request of the Company, their written opinion and disclosure letter, dated the Closing Date and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Initial Purchasers.

(ii) Fasken Martineau DuMoulin LLP, Canadian counsel for the Company, shall have furnished to the Initial Purchasers, at the request of the Company, their written opinion, dated the Closing Date and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Initial Purchasers.

(iii) Lewis, Rice & Fingersh, L.C., Missouri counsel for the Company, shall have furnished to the Initial Purchasers, at the request of the Company, their written opinion, dated the Closing Date and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Initial Purchasers.

(iv) Chancery Chambers, Barbados counsel for the Company, shall have furnished to the Initial Purchasers, at the request of the Company, their written opinion, dated the Closing Date and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Initial Purchasers.

(g) Opinion and 10b-5 Statement of Counsel for the Initial Purchasers.

(i) The Initial Purchasers shall have received on and as of the Closing Date an opinion and 10b-5 statement of Paul Hastings LLP, counsel for the Initial Purchasers, with respect to such matters as the Initial Purchasers may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(ii) The Initial Purchasers shall have received on and as of the Closing Date an opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Initial Purchasers, with respect to such matters as the Initial Purchasers may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(h) No Legal Impediment to Issuance. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date, prevent the issuance or sale of the Notes or the issuance of the Guarantees; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the Notes or the issuance of the Guarantees.

(i) Good Standing. The Representative shall have received on the Closing Date a certificate of status or similar certificate, as applicable, dated as of a recent date, with respect to the jurisdictions in which the Company and the Guarantors are established or incorporated, as the case may be.

(j) DTC. The Securities shall be eligible for clearance and settlement through DTC.

(k) Indenture. The Issuers and the Trustee shall have executed and delivered the Indenture in form and substance satisfactory to the Initial Purchasers and the Initial Purchasers shall have received copies thereof.

(1) Credit Facility and Credit Documents. On the Closing Date, the Company and the Guarantors shall have entered into the Credit Facility and the Credit Documents, on the terms described in Time of Sale Information, substantially simultaneously with the issuance and sale of the Notes.

(m) Acquisition. On or prior to the Closing Date, the Representative shall have received satisfactory evidence that the conditions to the closing of the Acquisition as set forth in the Asset Purchase Agreement and any other Acquisition Document (other than payment of purchase price consideration) have been satisfied or will be satisfied substantially simultaneously with the issuance and sale of the Notes.

All opinions, letters, certificates and evidence mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Initial Purchasers.

7. Indemnification and Contribution.

(a) Indemnification of the Initial Purchasers. The Company and each of the Guarantors jointly and severally agree to indemnify and hold harmless each Initial Purchaser, its affiliates, directors, officers and employees and each person, if any, who controls such Initial Purchaser within the meaning of Section 15 of the Securities Act or

Section 20 of the Exchange Act, from and against any and all losses (other than loss of profits), claims, damages, liabilities and expenses (including, without limitation, reasonable and documented fees and disbursements of counsel and other expenses incurred in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action), joint or several, that arise out of, or are based upon: any untrue statement or alleged untrue statement of a material fact contained in the Preliminary Offering Memorandum, any of the other Time of Sale Information, any Issuer Written Communication or the Offering Memorandum (or any amendment or supplement thereto) or any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing indemnity agreement shall not apply, with respect to an Initial Purchaser, to any loss, claim, damage, liability or expense to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by such Initial Purchaser through the Representative expressly for use in the Preliminary Offering Memorandum, the Time of Sale Information, any Issuer Written Communication or the Final Offering Memorandum (or any amendment or supplement thereto; and to reimburse each Initial Purchaser and each such affiliate, director, officer, employee or controlling person for any and all expenses (including the reasonable and documented fees and disbursements of counsel chosen by RBC Capital Markets, LLC) as such expenses are reasonably incurred by such Initial Purchaser or such affiliate, director, officer, employee or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action.

(b) Indemnification of the Company and the Guarantors. Each Initial Purchaser agrees, severally and not jointly, to indemnify and hold harmless the Company, each of the Guarantors, each of their respective affiliates, directors, officers and employees and each person, if any, who controls the Company or any of the Guarantors within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities and expenses (including, without limitation, reasonable and documented fees and disbursements of counsel and other expenses incurred in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action) that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use in the Preliminary Offering Memorandum, any of the other Time of Sale Information, any Issuer Written Communication or the Offering Memorandum (or any amendment or supplement thereto), it being understood and agreed that the only such information consists of the information set forth under (a) the first sentence of the third paragraph, (b) the first sentence of the fifth paragraph, and (c) the third, fourth and fifth sentences of the thirteenth paragraph under the heading “Plan of Distribution” in the Preliminary Offering Memorandum and the Offering Memorandum.

(c) Notice and Procedures. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to either paragraph (a) or (b) above, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under this Section 7 except to the extent that it has been prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under this Section 7. If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person, be counsel to the Indemnifying Person) to represent the Indemnified Person and any others entitled to indemnification pursuant to this Section 7 that the Indemnifying Person may designate in such proceeding and shall pay the reasonable and documented fees and expenses of such proceeding and shall pay the reasonable and documented fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be reimbursed as they are incurred. Any such separate firm for any Initial Purchaser, its affiliates, directors and officers and any control persons of such Initial Purchaser shall be designated in writing by RBC Capital Markets, LLC, and any such separate firm for the Company, the Guarantors, their respective affiliates, directors and officers and any control persons of the Company and the Guarantors shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for the reasonable and documented fees and expenses of counsel as contemplated by this paragraph, the Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by the Indemnifying Person of such request and (ii) the Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request or contested such reimbursement in good faith prior to the date of such settlement. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(d) Contribution. If the indemnification provided for in paragraphs (a) and (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages, liabilities or expenses (i) in such proportion as is appropriate to reflect the relative benefits received by the Indemnifying Person on the one hand and the Indemnified Person on the other from the offering of the Securities or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Indemnifying Person on the one hand and the Indemnified Person on the other in connection with the statements or omissions that resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Guarantors on the one hand and the Initial Purchasers on the other shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Company from the sale of the Securities and the total discounts and commissions received by the Initial Purchasers in connection therewith, as provided in this Agreement, bear to the aggregate offering price of the Securities. The relative fault of the parties shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Initial Purchasers and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) Limitation on Liability. The Company, the Guarantors and the Initial Purchasers agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Initial Purchasers were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages, liabilities or expenses referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of this Section 7, in no event shall an Initial Purchaser be required to contribute any amount in excess of the amount by which the total discounts and commissions received by such Initial Purchaser with respect to the offering of the Securities exceeds the amount of any damages that such Initial Purchaser has otherwise been required to pay by reason of an untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11 (f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Initial Purchasers’ obligations to contribute pursuant to this Section 7 are several in proportion to their respective purchase obligations hereunder and not joint.

(f) Non-Exclusive Remedies. The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies that may otherwise be available to any Indemnified Person at law or in equity.

8. Termination. This Agreement may be terminated in the absolute discretion of the Representative, by notice to the Company, if after the execution and delivery of this Agreement and on or prior to the Closing Date (i) the Company shall have failed, refused or been unable to perform any agreement on its part to be performed under this Agreement when and as required; (ii) any other condition to the obligations of the Initial Purchasers under this Agreement to be fulfilled by the Company and each of the Guarantors pursuant to Section 7 is not fulfilled when and as required in any material respect; (iii) trading in any securities of the Company shall be suspended or limited by the Ontario Securities Commission, any other Canadian securities regulator whose jurisdiction the Company is subject to, the Toronto Stock Exchange, OTCQX, or the Commission; (iv) trading in securities generally on either the Nasdaq Stock Market or the New York Stock Exchange shall have been suspended or materially limited, or minimum prices shall have been established thereon by the Commission, FINRA, or by such exchange or other regulatory body or governmental authority having jurisdiction; (v) a general moratorium shall have been declared by either federal or New York State authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States shall have occurred; (vi) there is an outbreak or escalation of hostilities or national or international calamity or crisis in any case involving the United States, on or after the date of this Agreement, or if there has been a declaration by the United States of a national emergency or war or other national or international calamity or crisis (economic, political, financial or otherwise) which affects the U.S. and international financial markets, that, in the judgment of the Representative (acting reasonably), is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Offering Memorandum; or (vii) there shall have been such a material adverse change in general economic, political or financial conditions or the effect (or potential effect if the financial markets in the United States or Canada have not yet opened) of international conditions on the financial markets in the United States or Canada shall be such that, in the judgment of the Representative (acting reasonably), makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Offering Memorandum.

9. Defaulting Initial Purchaser.

(a) If, on the Closing Date, any Initial Purchaser defaults on its obligation to purchase the Securities that it has agreed to purchase hereunder, the non-defaulting Initial Purchasers may in their discretion arrange for the purchase of such Securities by other persons satisfactory to the Company on the terms contained in this Agreement. If, within 48 hours after any such default by any Initial Purchaser, the non-defaulting Initial Purchasers do not arrange for the purchase of such Securities, then the Company shall be entitled to a further period of 48 hours within which to procure other persons satisfactory to the non-defaulting Initial Purchasers to purchase such Securities on such terms. If other persons become obligated or agree to purchase the Securities of a defaulting Initial Purchaser, either the non-defaulting Initial Purchasers or the Company may postpone the Closing Date for up to five full business days in order to effect any changes that in the opinion of counsel for the Company or counsel for the Initial Purchasers may be necessary in the Time of Sale Information, the Offering Memorandum or in any other document or arrangement, and the Company agrees to promptly prepare any amendment or supplement to the Time of Sale Information or the Offering Memorandum that effects any such changes. As used in this Agreement, the term “Initial Purchaser” includes, for all purposes of this Agreement unless the context otherwise requires, any person not listed in Schedule 1 hereto that, pursuant to this Section 9, purchases Securities that a defaulting Initial Purchaser agreed but failed to purchase.

(b) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Initial Purchaser or Initial Purchasers by the non-defaulting Initial Purchasers and the Company as provided in paragraph (a) above, the aggregate principal amount of such Securities that remains unpurchased does not exceed one-eleventh of the aggregate principal amount of all the Securities, then the Company shall have the right to require each non-defaulting Initial Purchaser to purchase the principal amount of Securities that such Initial Purchaser agreed to purchase hereunder plus such Initial Purchaser’s pro rata share (based on the principal amount of Securities that such Initial Purchaser agreed to purchase hereunder) of the Securities of such defaulting Initial Purchaser or Initial Purchasers for which such arrangements have not been made.

(c) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Initial Purchaser or Initial Purchasers by the non-defaulting Initial Purchasers and the Company as provided in paragraph (a) above, the aggregate principal amount of such Securities that remains unpurchased exceeds one-eleventh of the aggregate principal amount of all the Securities, or if the Company shall not exercise the right described in paragraph (b) above, then this Agreement shall terminate without liability on the part of the non-defaulting Initial Purchasers and the Company and the Guarantors. Any termination of this Agreement pursuant to this Section 9 shall be without liability on the part of the Company or the Guarantors, except that the Company and each of the Guarantors will continue to be liable for the payment of expenses as set forth in Section 10 hereof (except for any such expenses of a defaulting Initial Purchaser) and except that the provisions of Section 7 hereof shall not terminate and shall remain in effect.

(d) Nothing contained herein shall relieve a defaulting Initial Purchaser of any liability it may have to the Company, the Guarantors or any non-defaulting Initial Purchaser for damages caused by its default.

10. Payment of Expenses.

(a) Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company and each of the Guarantors jointly and severally agree to pay or cause to be paid all reasonable costs and expenses incident to the performance of their respective obligations hereunder, including without limitation, (i) the costs incident to the authorization, issuance, sale, preparation and delivery of the Securities and any taxes payable in that connection; (ii) the costs incident to the preparation and printing of the Preliminary Offering Memorandum, any other Time of Sale Information, any Issuer Written Communication and the Offering Memorandum (including any amendment or supplement thereto) and the distribution thereof; (iii) the costs of reproducing and distributing each of the Transaction Documents; (iv) the reasonable fees and expenses of the Company’s and the Guarantors’ counsel (including local and special counsel) and independent accountants; (v) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Securities under the laws of such jurisdictions as the Representative may designate and the preparation, printing and distribution of a Blue Sky Memorandum (including the related, reasonable and documented fees and expenses of counsel for the Initial Purchasers); (vi) any fees charged by rating agencies for rating the Securities; (vii) the fees and expenses of the Trustee and any paying agent (including related fees and expenses of any counsel to such parties); (viii) all expenses and application fees incurred in connection with the approval of the Securities for book-entry transfer by DTC; (ix) all expenses incurred by the Company in connection with any “road show” presentation to potential investors including, without limitation, expenses associated with the preparation or dissemination of any electronic road show presentation, expenses associated with production of road show slides and graphics, and, with the prior written approval of the Company, reasonable and documented fees and expenses of any consultants engaged in connection with the road show presentations, and travel and lodging expenses of the representatives and officers of the Company and any such consultants.

(b) If (i) this Agreement is terminated pursuant to Section 8, (ii) the Company for any reason fails to tender the Securities for delivery to the Initial Purchasers (other than pursuant to Section 9) or (iii) the Initial Purchasers decline to purchase the Securities for any reason permitted under this Agreement, the Company and each of the Guarantors jointly and severally agrees to reimburse the Initial Purchasers for all reasonable and documented out- of-pocket costs and expenses (including the reasonable and documented fees and expenses of their counsel) reasonably incurred by the Initial Purchasers in connection with this Agreement and the offering contemplated hereby subject to [REDACTED]

11. Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and any controlling persons referred to herein, and the affiliates, officers and directors of each Initial Purchaser referred to in Section 7 hereof. Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. No purchaser of Securities from any Initial Purchaser shall be deemed to be a successor merely by reason of such purchase.

12. Survival. The respective indemnities, rights of contribution, representations, warranties and agreements of the Company, the Guarantors and the Initial Purchasers contained in this Agreement or made by or on behalf of the Company, the Guarantors or the Initial Purchasers pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the Securities and shall remain in full force and effect, regardless of any termination of this Agreement or any investigation made by or on behalf of the Company, the Guarantors or the Initial Purchasers.

13. Certain Defined Terms. For purposes of this Agreement, (a) except where otherwise expressly provided, the term “affiliate” has the meaning set forth in Rule 405 under the Securities Act; (b) the term “business day” means any day other than a day on which banks are permitted or required to be closed in New York City; (c) the term “subsidiary” has the meaning set forth in Rule 405 under the Securities Act; and (d) the term “written communication” has the meaning set forth in Rule 405 under the Securities Act.

14. Miscellaneous.

(a) Authority of the Representative. Any action by the Initial Purchasers hereunder may be taken by RBC Capital Markets, LLC on behalf of the Initial Purchasers, and any such action taken by RBC Capital Markets, LLC shall be binding upon the Initial Purchasers.

(b) Partial Unenforceability. The invalidity or unenforceability of any section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other section, paragraph or provision hereof. If any section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

(c) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of telecommunication. Notices to the Initial Purchasers shall be given to the Representative c/o RBC Capital Markets, LLC, 3 World Financial Center, 200 Vesey Street, 8th Floor, New York, New York 10281 (fax: 212-618-2210); Attention: High Yield Capital Markets (with a copy to Paul Hastings LLP, 75 East 55th Street, New York, New York 10022, Attention: William Schwitter). Notices to the Company and the Guarantors shall be given to them at Concordia Healthcare Corp., 227 Lakeshore Road East, Suite 302, Oakville, Ontario L6J1H9, (fax: 905-842-5154); Attention: Mark Thompson, Chief Executive Officer.

In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26,2001)), the Initial Purchasers are required to obtain, verify and record information that identifies their respective clients, including the Company and the Guarantors, which information may include the name and address of their respective clients, as well as other information that will allow the Initial Purchasers to properly identify their respective clients.

(d) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED IN SUCH STATE WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES THEREOF.

(e) Submission to Jurisdiction; Waiver of Jury Trial. The Company agrees that any suit, action or proceeding against the Company brought by any Initial Purchaser, the directors, officers, employees and agents of any Initial Purchaser, or by any person who controls any Initial Purchaser, arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York and waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding. The Issuers hereby waive all right to trial by jury in any proceeding (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement. The Issuers agree that a final judgment in any such proceeding brought in any such court shall be conclusive and binding upon the Issuers and may be enforced in any other courts in the jurisdiction of which the Issuers are or may be subject, by suit upon such judgment.

(f) Waiver of Immunity. With respect to any proceeding related to this Agreement or the transactions contemplated hereby, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, and with respect to any suits, actions, or proceedings instituted in regard to the enforcement of a judgment of any such proceeding brought in any such court, each party waives any such immunity in any such court or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such proceeding or enforcement of a judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended. Each Issuer hereby designates, appoints and empowers CT Corporation System, 11 Eighth Avenue, New York, NY (and any successor thereto, the “Agent of Service”) as its designee, appointee and agent to receive, accept and acknowledge for and on its behalf, and its properties, assets and revenues, service of any and all legal process, summons, notices and documents that may be served in any action, suits or proceedings brought against it in any courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York with respect to any proceeding related to this Agreement or the transactions contemplated hereby. Each Issuer further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents that may be served in any action, suits or proceedings brought against it by serving a copy thereof upon the Agent of Service. The Issuers agree that the failure of the Agent of Service to give any notice of such service to them shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon.

(g) Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than U.S. dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Initial Purchasers could purchase U.S. dollars with such other currency in the City of New York on the business day preceding that on which final judgment is given. The obligations of the Issuers in respect of any sum due from them to the Initial Purchasers shall, notwithstanding any judgment in any currency other than U.S. dollars, not be discharged until the first business day, following receipt by the Initial Purchasers of any sum adjudged to be so due in such other currency, on which (and only to the extent that) the Initial Purchasers may in accordance with normal banking procedures purchase U.S. dollars with such other currency; if the U.S. dollars so purchased are less than the sum originally due to the Initial Purchasers hereunder, the Issuers agree, as a separate obligation and notwithstanding any such judgment, to indemnify the Initial Purchasers against such loss. If the U.S. dollars so purchased are greater than the sum originally due to such Initial Purchasers hereunder, the Initial Purchasers agree to pay to the Issuers (but without duplication) an amount equal to the excess of the U.S. dollars so purchased over the sum originally due to the Initial Purchasers hereunder.

(h) Counterparts. This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

(i) Amendments or Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

(j) Headings. The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

CONCORDIA HEALTHCARE CORP., as Issuer

(Signed) “Mark Thompson” CEO and President

CONCORDIA HEALTHCARE INC., as Guarantor

(Signed) “Mark Thompson” CEO and President

CONCORDIA HEALTHCARE (USA) INC., as Guarantor

(Signed) “Leith Tessey” CFO

COMPLETE MEDICAL HOMECARE, INC., as Guarantor

(Signed) “Leith Tessey” CFO

[Signature Page to Purchase Agreement]

CONCORDIA LABS INC., as Guarantor

(Signed) “Mark Thompson” President

PINNACLE BIOLOGICS, INC., as Guarantor

(Signed) “Mark Thompson” CEO

CONCORDIA PHARMACEUTICALS INC., as Guarantor

(Signed) “John A. R. McCleery” Managing Director and CFO

CONCORDIA LABORATORIES INC., as Guarantor

(Signed) “John A. R. McCleery” Managing Director and CFO

[Signature Page to Purchase Agreement]

The foregoing Purchase Agreement is hereby confirmed and accepted as of the date first written above.

RBC CAPITAL MARKETS, LLC

For itself and on behalf of the several Initial Purchasers listed in Schedule 1 hereto.

By:	(Signed) “James S. Wolfe”
Managing Director Head of Global Leveraged Finance

[Signature Page to Purchase Agreement]

Schedule 1

Initial Purchaser	Principal Amount
RBC Capital Markets, LLC	$	[REDACTED	]
Morgan Stanley & Co. LLC	$	[REDACTED	]
TD Securities (USA) LLC	$	[REDACTED	]
Total	$	735,000,000

Schedule 2

Guarantors

•	Concordia Healthcare Inc., an Ontario Corporation

•	Concordia Healthcare (USA) Inc., a Delaware Corporation

•	Complete Medical Homecare, Inc., a Missouri Corporation

•	Concordia Labs Inc., a Delaware Corporation

•	Pinnacle Biologies, Inc., a Delaware Corporation

•	Concordia Pharmaceuticals Inc., a Barbados International Business Company

•	Concordia Laboratories Inc., a Barbados International Business Company

ANNEX A

Time of Sale Information

1. Term sheet containing the terms of the securities, substantially in the form of Annex B.

ANNEX B

Form of Pricing Term Sheet

ANNEX C

Restrictions on Offers and Sales Outside the United States

In connection with offers and sales of Securities outside the United States:

(a) Each Initial Purchaser acknowledges that the Securities have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in transactions not subject to, the registration requirements of the Securities Act.

(b) Each Initial Purchaser, severally and not jointly, represents, warrants and agrees that:

(i) Such Initial Purchaser has offered and sold the Securities, and will offer and sell the Securities, (A) as part of their distribution at any time and (B) otherwise until 40 days after the later of the commencement of the offering of the Securities and the Closing Date, only in accordance with Regulation S under the Securities Act (“Regulation S”) or Rule 144A or any other available exemption from registration under the Securities Act.

(ii) None of such Initial Purchaser or any of its affiliates or any other person acting on its or their behalf has engaged or will engage in any directed selling efforts with respect to the Securities, and all such persons have complied and will comply with the offering restrictions requirement of Regulation S.

(iii) At or prior to the confirmation of sale of any Securities sold in reliance on Regulation S, such Initial Purchaser will have sent to each distributor, dealer or other person receiving a selling concession, fee or other remuneration that purchases Securities from it during the distribution compliance period a confirmation or notice to substantially the following effect:

The Securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering of the Securities and the date of original issuance of the Securities, except in accordance with Regulation S or Rule 144A or any other available exemption from registration under the Securities Act. Terms used above have the meanings given to them by Regulation S.

(iv) Such Initial Purchaser has not and will not enter into any contractual arrangement with any distributor with respect to the distribution of the Securities, except with its affiliates or with the prior written consent of the Company.

ANNEX C

Terms used in paragraph (a) and this paragraph (b) and not otherwise defined in this Agreement have the meanings given to them by Regulation S.

(c) Each Initial Purchaser acknowledges that no action has been or will be taken by the Company that would permit a public offering of the Securities, or possession or distribution of any of the Preliminary Offering Memorandum, the Time of Sale Information, the Offering Memorandum, any Issuer Written Communication or any other offering or publicity material relating to the Securities, in any country or jurisdiction where action for that purpose is required.

EXHIBIT A

Subsidiary	Jurisdiction	Equityholder (% interest)
Concordia Healthcare Inc.	Ontario, Canada	Concordia Healthcare Corp. (100%)

Concordia Healthcare (USA) Inc.	Delaware, USA	Concordia Healthcare Inc. (100%)

Concordia Labs Inc.	Delaware, USA	Concordia Healthcare Inc. (100%)

Concordia Laboratories Inc.	Barbados	Concordia Healthcare Inc. (100%)

Concordia Pharmaceuticals Inc.	Barbados	Concordia Healthcare Corp. (~50%)
Concordia Healthcare Inc. (~50%)

Hawthorn Drug Group, Inc.	Delaware, USA	Concordia Healthcare (USA) Inc.
(100%)

Complete Medical Homecare, Inc.	Missouri, USA	Concordia Healthcare (USA) Inc.
(100%)

Pinnacle Biologies, Inc.	Delaware, USA	Concordia Labs Inc. (100%)

Pinnacle Oncology LLC	Delaware, USA	Pinnacle Biologies, Inc. (87.5%)
The University of Chicago [REDACTED]
[REDACTED] (12.5%)

Pinnacle Biologies B.V.	The Netherlands	Pinnacle Biologies, Inc. (100%)

Compagnie Biologiques Pinnacle	Quebec, Canada	Pinnacle Biologies, Inc. (100%)

Pinnacle Biopharma India Private	India	Pinnacle Biologies, Inc. (99%)
Limited		[REDACTED] (1%)